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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PITTENCRIEFF COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

724514104
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 8, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 10 Pages
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Elliott Associates, L.P., a Delaware Limited
           Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
           00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7     SOLE VOTING POWER
           1,522,800

8     SHARED VOTING POWER
           0

9     SOLE DISPOSITIVE POWER
           1,522,800

10    SHARED DISPOSITIVE POWER
           0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           1,522,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.82%

14    TYPE OF REPORTING PERSON*
           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Westgate International, L.P., a Cayman Islands
           Limited Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
           00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7     SOLE VOTING POWER
           0

8     SHARED VOTING POWER
           1,068,300

9     SOLE DISPOSITIVE POWER
           0

10    SHARED DISPOSITIVE POWER
           1,068,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
           1,068,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.08%

14    TYPE OF REPORTING PERSON*
           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Martley International, Inc., a Delaware corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
           00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7     SOLE VOTING POWER
           0

8     SHARED VOTING POWER
           1,068,300

9     SOLE DISPOSITIVE POWER
           0

10    SHARED DISPOSITIVE POWER
           1,068,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
           1,068,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.08%

14    TYPE OF REPORTING PERSON*
           CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 2.    Identity and Background

      (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul
E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

ELLIOTT

      The business address of Elliott is 712 Fifth Avenue,
36th Floor, New York, New York  10019.

      The principal business of Elliott is to purchase, sell, trade and invest in securities.

      SINGER

           Singer's business address is 712 Fifth Avenue,
      36th Floor, New York, New York  10019.

           Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

      BRAXTON LP

           The business address of Braxton LP is 712 Fifth
      Avenue, 36th Floor, New York, New York 10019.

           The principal business of Braxton LP is the furnishing of investment advisory services.

           The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

       NAME
ADDRESSOCCUPATIONPaul E.
       Singer
712 Fifth Avenue
       36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
Braxton
       Associates,
       Inc.
712 Fifth Avenue
       36th Floor
New York, New York
10019
The principal
business of
Braxton
Associates, Inc.
is serving as
general partner of
Braxton LP

           The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:



       NAME
ADDRESSOCCUPATIONPaul E.
       Singer
712 Fifth Avenue
36th Floor
New York, New York
10019

General partner of
Elliott and
Braxton LP and
President of
MartleyWESTGATE

      The business address of Westgate is Westgate
International, L.P., c/o Midland Bank Trust Corporation
(Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman,
Cayman Islands, British West Indies.

      The principal business of Westgate is to purchase, sell, trade and invest in securities.

      The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME: Hambledon, Inc.

ADDRESS:   Hambledon, Inc.
      c/o Midland Bank Trust Corporation (Cayman) Limited
      P.O. Box 1109
      Mary Street
      Grand Cayman
      Cayman Islands
      British West Indies

OCCUPATION:The principal business of Hambledon is serving as general partner of Westgate.

      HAMBLEDON, INC.

      The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

NAME             ADDRESS                OCCUPATION
Paul E. Singer   712 Fifth Avenue       General partner of
                 36th Floor             Elliott and
                 New York, NY 10019     Braxton LP and
                                        President of Martley

MARTLEY INTERNATIONAL, INC.

      The business address of Martley is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

      The principal business of Martley is to act as investment manager for Westgate.

      The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME             ADDRESS              OCCUPATION
Paul E. Singer   712 Fifth Avenue     General partner of
                 36th Floor           Elliott and Braxton
                 New York, NY 10019        LP and President
                                      of Martley

      (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.    Source and Amount of Funds or Other Consideration

      The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Margin accounts maintained at Smith      $6,607,769.23
Barney and Merrill Lynch, Pierce,
Fenner and Smith Inc.

      The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Margin accounts maintained at Smith      $4,747,004.76
Barney and Merrill Lynch, Pierce,
Fenner and Smith Inc.

ITEM 5.    Interest in Securities of the Issuer

      (a) Elliott beneficially owns 1,522,800 shares of Common Stock, constituting 5.82% of the outstanding shares of Common Stock.

      Westga/97
Common Stock
ommon Stock
400$4.0305/15/97Common Stock5,900$4.0605/16/97Common Stock

6,000$4.0605/19/97Common Stock15,300$4.0505/21/97Common Stock5,000

$3.8105/22/97Common Stock1,000$3.7505/27/97Common Stock15,800$3.81

06/02/97Common Stock5,000$4.1306/04/97Common Stock5,600$4.0606/05/97

Common Stock10,800$4.5206/09/97Common Stock4mon Stock10,000$5.13

06/16/97Common Stock2,000$5.0006/17/97Common Stock12,000$5.13

06/17/97Common Stock18,200$5.0906/19/97Common Stock12,500$5
,000
$5.3107/08/97Common Stock50,000$5.56
      The above transactions were effected by Westgate over-the-counter in New York.

      (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

      No person othe
6,500$4.0605/19/97Common Stock15,300$4.0505/21/97

Common Stock

5,000$3.8105/23/97Common Stock200$3.7505/27/97Common Stock

15,800$3.8106/02/97Common Stock5,000$4.1306/05/97Common Stock

16,000$4.5206/09/97Common Stock7,200$4.9406/09/97Common Stock

5,000$4.8806/10/97Common Stock
the-counter in New York.
The following transactions were effected by Westgate during the past sixty (60) days:
DateSecurityAmount of
Shares
Bought (Sold)
Approximate
Price per Share
(exclusive of commissions)
05/05/97Common Stock4,000$4.0305/06/97

Common Stock2,900$4.0605/07/97Common Stock10,600$4.0605/09/97

Common Stock1,000$4.0605/13/97Common Stock400$4.0305/15/97

Common Stock5,900$4.0605/16/97Common Stock6,000$4.0605/19/97

Common Stock15,300$4.0505/21/97Common Stock5,000$3.8105/22/97

Common Stock1,000$3.7505/27/97Common Stock15,800$3.8106/02/97

Common Stock5,000$4.1306/04/97Common Stock5,600$4.0606/05/97

Common Stock10,800$4.5206/09/97

/97
Common Stock
     By:/s/ Paul E. Singer
                       Paul E. Singer
                       President